Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

April 28, 2023

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mariam Mansaray

Re:	Amesite Inc. Registration Statement on Form S-1 Filed March 14, 2023 File No. 333-270512

Dear Ms. Mansaray:

This letter sets forth the responses of Amesite Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2023 concerning the Company’s Registration Statement on Form S-1 (File No. 333-270512) filed with the Commission on March 14, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Form S-1 filed March 14, 2023

Plan of Distribution, page 13

1.	Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Amended Registration Statement to identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. In addition, the Company has updated its disclosure with respect to such selling stockholder to indicate that such securities were acquired in the ordinary course of its business and that, at the time of such acquisition, it did not have any arrangements or understandings, directly or indirectly, with any person to distribute the securities.

Incorporate of Documents by Reference, page 20

2.	Please revise to specifically incorporate by reference by reference your current report on Form 8-K filed on December 14, 2022 and March 10, 2023. Please also incorporate by reference your Definitive Proxy Statement on Schedule 14A filed on January 23, 2023 or provide us with your analysis explaining why incorporating those filings is not required. Refer to Item 12(a) of Form S-1 for guidance.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 20 to incorporate the referenced filings by reference.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP
cc: Ann Marie Sastry, CEO